February 20, 2024

VIA EDGAR

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ryde Group Ltd
Registration Statement on Form F-1, as amended (File No. 333-274283)
Withdrawal of and New Request for Concurrence in Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 16, 2024, in which we provided concurrence in the request for acceleration of the effective date of the above-referenced Registration Statement for February 20, 2024, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally request effectiveness of the above-referenced Registration Statement for February 22, 2024, at 5:00 p.m. Eastern Time.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Co-President